Exhibit 77Q2

To the Fund's knowledge, based solely on review of the copies of such reports furnished to the Fund during the fiscal year ended June 30, 2014, all Section 16(a) filing requirements applicable to the Reporting Persons were complied with, except that Ms. Lee failed to timely file Form 3. The filing was required solely as a result of her appointment as an insider to the Fund and was not related to any transactions in the Fund.